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                                                                   AMENDMENT # 4

                             SEI DAILY INCOME TRUST
                        CERTIFICATE OF CLASS DESIGNATION

                                 CLASS E SHARES

1.       Class-Specific Distribution Arrangements; Other Expenses

         (a) Class E Shares are sold without a sales charge.

         (b) Class E shares are subject to a shareholder servicing fee of up to 0.25% payable to the SEI Investments Distribution Co. (the "Distributor"). The Distributor will provide or will enter into written agreements with service providers who will provide one or more of the following shareholder services to clients who may from time to time beneficially own shares: (i) maintaining accounts relating to clients that invest in shares; (ii) providing information periodically to clients showing their position in shares; (iii) arranging for bank wires; (iv) responding to client inquiries relating to the services performed by the Distributor or any service provider; (v) responding to inquiries from clients concerning their investments in shares; (vi) forwarding shareholder communications from the Trust (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to clients; (vii) processing purchase, exchange and redemption requests from clients and placing such orders with the Trust or its service providers;
(viii) assisting clients in changing dividend options, account designations, and addresses; (ix) providing subaccounting with respect to shares beneficially owned by clients; (x) processing dividends payments from the Fund on behalf of clients; and (xi) providing such other similar services as the Fund may reasonably request to the extent that the Distributor and/or the service provider is permitted to do so under applicable laws or regulations.

         (c) The fee payable to SEI Investment Funds Management pursuant to the Management Agreement dated May 23, 1986 shall be 5 basis points lower for Class E shares than for other classes in order to account for differences in the transfer agency and related shareholder services provided to shareholders of such class. The services paid for by the 5 basis points include processing orders on behalf of shareholders and communicating with shareholders with regard to, and assisting them in complying with, the Trust's policies governing requests for redemption.

         (d) Class E Shares are for financial institutions that transact with the Fund through specific trading platforms for their own or their customers' accounts or for financial institutions that meet the minimum purchase amounts.

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2.       Eligibility of Purchasers

         Investors that choose not to transact with the Trust via the electronic trading platforms must invest initially a minimum of $200 million.

3.       Exchange Privileges

         Class E shares of each Fund may be exchanged for Class E shares of each other Fund of the Trust in accordance with the procedures disclosed in the Fund's Prospectus and subject to any applicable limitations resulting from the closing of Funds to new investors.

4.       Voting Rights

         Each Class E shareholder will have one vote for each full Class E share held and a fractional vote for each fractional Class E share held. Class E shareholders will have exclusive voting rights regarding any matter submitted to shareholders that relates solely to Class E (such as a distribution plan or service agreement relating to Class E), and will have separate voting rights on any other matter submitted to shareholders in which the interests of the Class E shareholders differ from the interests of holders of any other class.

5.       Conversion Rights

         Class E shares do not have a conversion feature.